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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No   X
             ---    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated January 18, 2002: update on Thus' refinancing and proposed demerger of Thus.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                /s/  Scottish Power plc
                                                -------------------------------
                                                (Registrant)

Date January 23, 2002                       By:  /s/ Alan McCulloch
     --------------------                        ------------------------------
                                                Alan McCulloch
                                                Assistant Company Secretary

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                      Scottish Power plc ("ScottishPower")

                           Update on THUS' refinancing

On 19 December 2001 we announced that ScottishPower's listed majority owned subsidiary, THUS plc ("THUS"), had agreed the terms of a refinancing which the board of THUS believes would, if successfully completed, leave it in a position to fully finance its business plan through to the point where it becomes cashflow positive. These refinancing arrangements include a new underwritten (Pound)90 million bank facility with The Royal Bank of Scotland, TD Bank Europe Limited and Societe Generale and ScottishPower agreeing to subscribe for approximately (Pound)275 million of new ordinary shares in THUS.

THUS has today announced the full terms of its proposed refinancing ("the THUS Announcement") and is today launching an open offer of approximately 573 million new ordinary shares in THUS at 48p per share to raise approximately (Pound)275 million before expenses. The open offer has been fully underwritten by ScottishPower, which has conditionally agreed to subscribe for up to approximately (Pound)275 million of new ordinary shares before clawback by THUS' independent shareholders. Qualifying THUS independent shareholders will have clawback entitlements over approximately 20.6 percent. of the new ordinary shares. THUS has reserved the right, with the consent of ScottishPower, to seek additional underwriters for part of the open offer.

The proceeds of the open offer will be used by THUS to repay drawings and accrued interest under the ScottishPower facility. All of the ScottishPower facility will be cancelled on completion of the open offer except for a bridging facility of up to a maximum of (Pound)10 million which will remain available until shortly after completion of the proposed demerger. Following completion of the proposed demerger, the bridging facility would be repaid in full and cancelled. Further details of ScottishPower's underwriting obligations are set out in the THUS Announcement.

On 19 December 2001 we also announced that, as a further step in focusing on our international energy and network operations, we believe that following completion of the THUS refinancing it is likely to be in the interests of ScottishPower shareholders if ScottishPower were able to dispose of its shareholding in THUS by way of a demerger to ScottishPower shareholders. ScottishPower intends to put proposals to its shareholders which will enable it to effect such a demerger. It is expected that ScottishPower will announce the demerger terms and timetable on or about 12 February and convene an extraordinary general meeting on or about 11 March with a view to completing the demerger before 31 March 2002. It is expected that the demerger would only proceed if, inter alia, the Court approves the ScottishPower reduction of Share Premium Account and the THUS Scheme of Arrangement.

Enquiries:

ScottishPower
Colin McSeveny - Media                                     0141 636 4515
Andrew Jamieson - Investors                                0141 636 4527

HSBC Investment Bank plc
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Peter Jones                                                020 7336 9315
John Hannaford                                             020 7336 2006

Note: ScottishPower is entitled not to proceed with the proposed demerger at any time, including after the open offer has become unconditional and/or the THUS Scheme of Arrangement has become effective and notwithstanding approval of the demerger proposals by ScottishPower's shareholders. This announcement does not constitute a recommendation regarding the securities of THUS.

HSBC Investment Bank plc has approved the contents of this announcement for the purpose of section 21 of the Financial Services and Markets Act 2000. HSBC Investment Bank plc is acting exclusively for ScottishPower and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

Note to Editors

Shareholders may also telephone the following helplines:

The ScottishPower Shareholder Information Line             0845 203 2020
ADS Holder Help Line in the USA                            1 888 444 6789

18 January 2002


           Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are forward-looking statements that are subject to risks and uncertainties. These include statements concerning our expectations and other statements that are not historical facts. In particular, the statements that THUS would be in a position to fully finance its business through to the point where it becomes cash flow positive, that the proceeds of the open offer will be used by THUS to repay drawings and accrued interest under the ScottishPower facility; that all of the ScottishPower facility will be cancelled on completion of the open offer except for a bridging facility of up to a maximum of (Pound)10 million which will remain available until shortly after completion of the proposed demerger; that following the proposed demerger, the bridging facility would be repaid in full and cancelled; that the demerger is likely to be in the interests of ScottishPower's shareholders; that ScottishPower intends to put proposals to its shareholders which will enable it to effect the proposed demerger; that ScottishPower expects to announce the demerger terms and timetable on or about 12 February 2002 and convene an extraordinary general meeting on or about 11 March 2002 with a view to completing the demerger before 31 March 2002; that the demerger would only proceed if, inter alia, the Court approves the ScottishPower reduction of Share Premium Account and the THUS Scheme of Arrangement are subject to various uncertainties or changes. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We desire to qualify these statements for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.